UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 13, 2016

NorthStar Asset Management Group Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36301	46-4591526
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

399 Park Avenue, 18th Floor, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 547-2600
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01  Entry into a Material Definitive Agreement.

On October 16, 2016, NorthStar Asset Management Group Inc. (“NSAM”), NorthStar Realty Finance Corp. (“NRF”), and Colony Capital, Inc. (“Colony” and, together with NSAM and NRF, the “Companies”), Colony NorthStar, Inc. (f/k/a New Polaris Inc.) (“Colony NorthStar”), New Sirius Inc., NorthStar Realty Finance Limited Partnership, Sirius Merger Sub-T, LLC and New Sirius Merger Sub, LLC (collectively, the “parties”) entered into a letter agreement (the “Letter Agreement”) amending that certain Agreement and Plans of Mergers (as amended from time to time, the “Merger Agreement”) dated as of June 2, 2016 by and among the parties, which provides for the mergers of NSAM, Colony and NRF into Colony NorthStar (the “Merger”), as the publicly-traded company for the combined organization. The Letter Agreement, among other things, amended the Merger Agreement to (i) revise the form of Colony NorthStar’s charter and bylaws that will govern Colony NorthStar from and after the effective time of the Merger, (ii) provide that the number of members of the board of directors of Colony NorthStar as of the consummation of the transactions contemplated by the Merger Agreement shall be set at ten, and (iii) increase the special dividend from $128 million to $228 million that NSAM will be permitted to declare prior to the consummation of the transactions contemplated by the Merger Agreement and pay to its stockholders.

Also on October 16, 2016, MSD Partners, L.P., MSD Torchlight Partners, L.P., MSD Capital, L.P., MSD Sparrowhawk, L.P. and Orange Marlin Investments, L.P. (collectively, the “MSD Holders”) and NSAM entered into an agreement (the “Voting Agreement”) pursuant to which the MSD Holders agreed to vote, at the applicable special meeting to be held in connection with the Merger, any and all of their NSAM shares, Colony shares and NRF shares in favor of the Merger and related matters.

The foregoing description of the Letter Agreement and the Voting Agreement does not purport to describe all of the terms of such agreements and is qualified by reference to the Letter Agreement and the Voting Agreement, which are filed as Exhibits 2.1 and 99.2 hereto respectively, and are incorporated herein by reference.

Item 5.02  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 13, 2016, NSAM’s named executive officers, Messrs. David T. Hamamoto, Albert Tylis, Daniel R. Gilbert and Ronald J. Lieberman and Ms. Debra A. Hess, entered into Side Letters amending the Executive Letter Agreements previously entered into on June 2, 2016, under which each of those named executive officers has agreed that the number of Colony NorthStar shares that they will be entitled to receive for their previously reduced, contractually owed severance payments will be determined based on the greater of (i) a $15.00 per share price or (ii) the volume weighted average price of a share of Colony NorthStar class A common stock over the five trading days immediately following the closing of the Merger. Mr. Hamamoto has also agreed to resign as a director of Colony NorthStar in the event that his equity interest in Colony NorthStar falls below 50% of his equity interest immediately after the closing of the Merger.

The foregoing description of the Side Letters amending the Executive Letter Agreements does not purport to describe all of the terms of such agreements and is qualified by reference to the text of such agreements, which are filed as Exhibits 10.1 to 10.5 hereto, and incorporated herein by reference.

Item 8.01  Other Events.

On October 17, 2016, NSAM, Colony and NRF issued a joint press release announcing , among other things, the entry into the Letter Agreement, the Voting Agreement and the Side Letters amending the Executive Letter Agreements. A copy of the press release is filed as Exhibit 99.1 hereto, and incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

This current report on Form 8-K may contain forward-looking statements within the meaning of the federal securities laws.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts.  In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters.  Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement.  Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward looking statements:  the failure to receive, on a timely basis or otherwise, the required approvals by NSAM, Colony and NRF stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the merger may not be satisfied; each company’s ability to consummate the merger; operating costs and business disruption may be greater than expected; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the ability to realize substantial efficiencies and synergies as well as anticipated strategic and financial benefits; and the impact of legislative, regulatory and competitive changes.  The foregoing list of factors is not exhaustive.  Additional information about these and other factors can be found in each company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”), including each company’s most recently filed Quarterly Report on Form 10-Q.  There can be no assurance that the merger will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements.  The forward-looking statements speak only as of the date of this report.  None of NSAM, Colony or NRF is under any duty to update any of these forward-looking statements after the date of this report, nor to conform prior statements to actual results or revised expectations, and none of NSAM, Colony or NRF intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, Colony NorthStar, a Maryland subsidiary of NSAM that will be the surviving parent company of the combined company, filed with the SEC a registration statement on Form S-4 (File No.: 333-212739) that includes a joint proxy statement of NSAM, Colony and NRF and that also constitutes a prospectus of Colony NorthStar.  The registration statement has not yet become effective.  Each of NSAM, Colony, NRF and Colony NorthStar may also file other documents with the SEC regarding the proposed transaction.  This report is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which NSAM, Colony, NRF or Colony NorthStar may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF NSAM, COLONY AND NRF ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 INITIALLY FILED BY COLONY NORTHSTAR ON JULY 29, 2016, AS AMENDED FROM TIME TO TIME, INCLUDING THE MOST RECENT AMENDMENT NO. 2 FILED WITH THE SEC ON OCTOBER 17, 2016, THAT INCLUDES A JOINT PROXY STATEMENT/PROSPECTUS FROM EACH OF NSAM, COLONY AND NRF, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF NSAM, COLONY AND NRF ON JUNE 3, 2016, JUNE 7, 2016, JUNE 8, 2016 AND JULY 29, 2016 IN CONNECTION WITH THE MERGER AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by NSAM, Colony, NRF and Colony NorthStar (when available) through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of NSAM, Colony or NRF at the following:

Contacts:

NorthStar Asset Management Group Inc.

Megan Gavigan / Emily Deissler / Hayley Cook

Sard Verbinnen & Co.

(212) 687-8080

Colony Capital, Inc.

Owen Blicksilver

Owen Blicksilver PR, Inc.

(516) 742-5950

or

Lasse Glassen

Addo Communications, Inc.

(310) 829-5400

lasseg@addocommunications.com

NorthStar Realty Finance Corp.

Joe Calabrese

Investor Relations

(212) 827-3772

Participants in the Solicitation

Each of NSAM, Colony and NRF and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information regarding NSAM’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NSAM’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 29, 2016 and Current Reports on Form 8-K filed by NSAM with the SEC on June 3, 2016, June 7, 2016, June 8, 2016 and July 29, 2016 in connection with the proposed transaction.  Information regarding Colony’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Colony’s Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on March 31, 2016 and Current Reports on Form 8-K filed by Colony with the SEC on June 3, 2016, June 7, 2016, June 8, 2016 and July 29, 2016 in connection with the proposed transaction.  Information regarding NRF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NRF’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016 and Current Reports on Form 8-K filed by NRF with the SEC on June 3, 2016, June 7, 2016, June 8, 2016 and July 29, 2016 in connection with the proposed transaction.  A more complete description is available in the registration statement on Form S-4 and the joint proxy statement/prospectus initially filed by Colony NorthStar with the SEC on July 29, 2016, as amended from time to time, including the most recent Amendment No. 2 filed with the SEC on October 17, 2016.  You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1

Letter Agreement, dated as of October 16, 2016, among NorthStar Realty Finance Corp., Colony Capital, Inc., NorthStar Asset Management Group Inc., Colony NorthStar, Inc. (formerly known as New Polaris Inc.), New Sirius Inc., NorthStar Realty Finance Limited Partnership, Sirius Merger Sub-T, LLC and New Sirius Merger Sub, LLC. (incorporated by reference to Exhibit 2.3 to Amendment No. 2 to Colony NorthStar, Inc.’s Registration Statement on Form S-4 (No. 333-212739) filed on October 17, 2016)

10.1	Side Letter, dated October 13, 2016, amending Executive Letter Agreement, dated June 2, 2016, among Debra Hess, NorthStar Asset Management Group Inc. and NorthStar Realty Finance Corp.

10.2

Side Letter, dated October 13, 2016, amending Executive Letter Agreement, dated June 2, 2016, among Daniel R. Gilbert, NorthStar Asset Management Group Inc., NorthStar Realty Finance Corp., NorthStar Asset Management Group, LTD. and NSAM Bermuda, LTD.

10.3	Side Letter, dated October 13, 2016, amending Executive Letter Agreement, dated June 2, 2016, among David T. Hamamoto, NorthStar Asset Management Group Inc. and NorthStar Realty Finance Corp.

10.4	Side Letter, dated October 13, 2016, amending Executive Letter Agreement, dated June 2, 2016, among

Ronald J. Lieberman, NorthStar Asset Management Group Inc. and NorthStar Realty Finance Corp.

10.5	Side Letter, dated October 13, 2016, amending Executive Letter Agreement, dated June 2, 2016, among Albert Tylis, NorthStar Asset Management Group Inc. and NorthStar Realty Finance Corp.

99.1	Joint Press Release, dated as of October 17, 2016.

99.2

Voting Agreement, dated as of October 16, 2016, by and among NorthStar Asset Management Group Inc., MSD Partners, L.P., MSD Torchlight Partners, L.P., MSD Capital, L.P., MSD Sparrowhawk, L.P. and Orange Marlin Investments, L.P. (incorporated by reference to Exhibit 99.12 to Amendment No. 2 to Colony NorthStar, Inc.’s Registration Statement on Form S-4 (No. 333-212739) filed on October 17, 2016)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NorthStar Asset Management Group Inc. (Registrant)

Date: October 17, 2016	By:	/s/ Ronald J. Lieberman
Ronald J. Lieberman

Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
2.1

Letter Agreement, dated as of October 16, 2016, among NorthStar Realty Finance Corp., Colony Capital, Inc., NorthStar Asset Management Group Inc., Colony NorthStar, Inc. (formerly known as New Polaris Inc.), New Sirius Inc., NorthStar Realty Finance Limited Partnership, Sirius Merger Sub-T, LLC and New Sirius Merger Sub, LLC. (incorporated by reference to Exhibit 2.3 to Amendment No. 2 to Colony NorthStar, Inc.’s Registration Statement on Form S-4 (No. 333-212739) filed on October 17, 2016)

10.1	Side Letter, dated October 13, 2016, amending Executive Letter Agreement, dated June 2, 2016, among Debra Hess, NorthStar Asset Management Group Inc. and NorthStar Realty Finance Corp.

10.2

Side Letter, dated October 13, 2016, amending Executive Letter Agreement, dated June 2, 2016, among Daniel R. Gilbert, NorthStar Asset Management Group Inc., NorthStar Realty Finance Corp., NorthStar Asset Management Group, LTD. and NSAM Bermuda, LTD.

10.3	Side Letter, dated October 13, 2016, amending Executive Letter Agreement, dated June 2, 2016, among David T. Hamamoto, NorthStar Asset Management Group Inc. and NorthStar Realty Finance Corp.

10.4	Side Letter, dated October 13, 2016, amending Executive Letter Agreement, dated June 2, 2016, among Ronald J. Lieberman, NorthStar Asset Management Group Inc. and NorthStar Realty Finance Corp.

10.5	Side Letter, dated October 13, 2016, amending Executive Letter Agreement, dated June 2, 2016, among Albert Tylis, NorthStar Asset Management Group Inc. and NorthStar Realty Finance Corp.

99.1	Joint Press Release, dated as of October 17, 2016.

99.2

Voting Agreement, dated as of October 16, 2016, by and among NorthStar Asset Management Group Inc., MSD Partners, L.P., MSD Torchlight Partners, L.P., MSD Capital, L.P., MSD Sparrowhawk, L.P. and Orange Marlin Investments, L.P. (incorporated by reference to Exhibit 99.12 to Amendment No. 2 to Colony NorthStar, Inc.’s Registration Statement on Form S-4 (No. 333-212739) filed on October 17, 2016)